KELSO TECHNOLOGIES INC.
Report of Voting Results
(Section 11.3 of National Instrument 51‐102)

In accordance with Section 11.3 of National Instrument 51‐102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general and special (the “Meeting”) of the shareholders of Kelso Technologies Inc. (the “Company”) held on June 4, 2014 in Vancouver, British Columbia.

Election of Directors

At the Meeting, shareholders voted in favour of the election of the nominees as set forth in the Company’s management information circular dated May 6, 2014 (the “Circular”), namely William Troy, Neil Gambow, James R. Bond, Peter Hughes and Anthony Andrukaitis.

Appointment and Remuneration of Auditor

At the Meeting, shareholders voted in favour of the appointment of Smythe Ratcliffe LLP as the auditors of the Company and the shareholders authorized the directors to fix the remuneration to be paid to Smythe Ratcliffe LLP.

Stock Option Plan

At the Meeting, shareholders voted in favour of the Company’s 2014 stock option plan, as more particularly described in the Circular, including the reservation for issuance at any time of a maximum of 10% of the issued common shares in the capital of the Company.

Re-Approval of Shareholder Rights Plan

At the Meeting, shareholders voted in favour of re‐approving the Company’s existing shareholder rights plan (the “Rights Plan”) between the Company and Computershare Trust Company of Canada and dated effective February 3, 2011 and extending the term of the Rights Plan until the close of business on the first Business Day (as defined in the Rights Plan) following the annual general meeting of the shareholders of the Company held in 2017, unless at such meeting shareholders have reconfirmed the Rights Plan for an additional period of time, as more particularly described in the Circular.

Dated as of the 4th day of June, 2014.

KELSO TECHNOLOGIES INC.

By:       “Richard Lee”
             Richard Lee
             Chief Financial Officer